Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2019

NEWS RELEASE

Financial Highlights

	1Q 2019 GAAP	1Q 2019 Non-GAAP[1]

• Net sales	$94.7 million (-23% Q/Q, -27% Y/Y)	$88.9 million (-23% Q/Q, -27% Y/Y)

• Gross margin	50.3%	50.2%

• Operating margin	8.5%	18.0%

• Earnings per diluted ADS	$0.23	$0.42

Business Highlights

•	SSD controller sales were flat Q/Q and now 55% of net sales (non-GAAP)

•	eMMC+UFS controller sales decreased by about 45% Q/Q

•	SSD solutions sales decreased by about 40% Q/Q

•	Introduced SM2271, industry’s highest capacity and performance enterprise SATA SSD controller

•	Announced sale of FCI to Dialog Semiconductor

TAIPEI, Taiwan and MILPITAS, Calif., May 3, 2019 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2019. For the first quarter, net sales (GAAP) decreased sequentially to $94.7 million from $123.4 million in fourth quarter 2018. Net income (GAAP) decreased to $8.3 million or $0.23 per diluted ADS (GAAP) from net income (GAAP) of $15.1 million or $0.42 per diluted ADS (GAAP) in fourth quarter 2018.

For the first quarter, net sales (non-GAAP) decreased sequentially to $88.9 million from $115.8 million in fourth quarter 2018. Net income (non-GAAP) decreased to $15.0 million or $0.42 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $29.8 million or $0.82 per diluted ADS (non-GAAP) in fourth quarter 2018.

[1]	FCI results are excluded from non-GAAP

First Quarter 2019 Review

“Our SSD controller sales were flat sequentially and as expected,” said Wallace Kou, President and CEO of Silicon Motion. “In general, market conditions in the first quarter were challenging given the very volatile NAND flash pricing environment and weak device build activities. Sales of our eMMC plus UFS controllers that are used primarily in smartphones fell sharply, as expected, because of Chinese market weakness while our Shannon SSD solutions for the Chinese data center market declined more than we had expected.”

Sales

(in millions, except percentages)	1Q 2019		4Q 2018		1Q 2018
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$88.0	93%	$113.4	92%	$121.4	93%
Q/Q	-22%		-13%		-3%
Y/Y	-28%		-10%		+4%
Mobile Communications**	$5.8	6%	$7.2	6%	$7.9	6%
Others	$0.9	1%	$2.8	2%	$1.1	1%
Total revenue	$94.7	100%	$123.4	100%	$130.3	100%
Q/Q	-23%		-11%		-4%
Y/Y	-27%		-9%		+2%

*

Mobile Storage products include Embedded Storage products (eMMC+UFS and SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD memory cards and USB flash drive controllers)

**	Mobile Communications products include mobile TV SoCs, a non-GAAP discontinued operation — see “Discussion of Non-GAAP Financial Measures”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2019	4Q 2018	1Q 2018	1Q 2019	4Q 2018	1Q 2018
Revenue	$94.7	$123.4	$130.3	$88.9	$115.8	$122.5
Gross profit	$47.6	$62.1	$62.6	$44.6	$58.1	$58.9
Percent of revenue	50.3%	50.3%	48.0%	50.2%	50.2%	48.1%
Operating expenses	$39.5	$48.3	$37.7	$28.6	$27.5	$29.5
Operating income	$8.1	$13.8	$24.9	$16.0	$30.6	$29.4
Percent of revenue	8.5%	11.2%	19.1%	18.0%	26.5%	24.0%
Earnings per diluted ADS	$0.23	$0.42	$0.64	$0.42	$0.82	$0.73

Other Financial Information

(in millions)	1Q 2019	4Q 2018	1Q 2018
Cash and cash equivalents, and short-term investments	$281.0	$288.6	$346.1
Bank loans	—	—	$20.7
Loan repayments	—	$3.9	$4.3
Capital expenditures	$1.2	$5.0	$3.6
Dividend payments	$10.9	$10.8	$10.8
Share repurchase	—	$33.6	—

During the first quarter, we had $1.2 million of capital expenditures for the routine purchase of software, design tools and other items.

Our first quarter cash flows were as follows:

3 months ended March 31, 2019
(In $ millions)
Net income (GAAP)	8.3
Depreciation & amortization	3.9
Changes in operating assets and liabilities	(3.8)
Others	4.9
Net cash provided by operating activities	13.3

Acquisition of property and equipment	(1.2)
Net cash used in investing activities	(1.2)

Dividend	(10.9)

Net cash used in financing activities	(10.9)

Effects of changes in foreign currency exchange rates on cash	(0.2)
Cash, cash equivalents and restricted cash that be classified as non-current assets held for sale	(11.2)

Net decrease in cash, cash equivalents and restricted cash	(10.2)

Returning Value to Shareholders

On October 29, 2018, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On February 27, 2019, we paid $10.9 million to shareholders as the second installment of our annual dividend.

On November 21, 2018, the Company announced that its Board of Directors had authorized a new program for the Company to repurchase up to $200 million of its ADS over a 24 month period. In the first quarter, we did not repurchase any of our ADSs.

Business Outlook

“We believe that our SSD controller sales will grow sharply in the second quarter,” said Wallace Kou, President and CEO of Silicon Motion. “While our overall business visibility remains limited because of the current volatile NAND flash pricing environment, we are seeing strong near-term momentum from both our NAND flash and module maker customers. Our pipeline of SSD controller projects continues to expand and we believe that we are very well positioned for further growth.”

For the second quarter of 2019, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$100m to $109m +6% to 15% Q/Q	—	$98m to $107m +10% to 20% Q/Q

Gross margin	48.5% to 50.5%	Approximately -$1.1m*	48.5% to 50.5%

Operating margin	17.1% to 20.1%	Approximately $1.0m to $1.1m**	18.6% to 21.6%

*	Projected gross margin (non-GAAP) excludes -$1.1 million of discontinued operation.
**	Projected operating margin (non-GAAP) excludes $0.3 million of discontinued operation, $0.3 million of amortization of intangible assets and $0.4 million to $0.5 million of stock-based compensation.

For full-year 2019, management believes it is likely that GAAP and Non-GAAP Revenue could be approximately similar to 2018 and Gross Margin and Operating Margin to be approximately similar to the prior year if product mix remains unchanged.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on May 3, 2019.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 5643719

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 5643719

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude discontinued operation, stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain revenue, expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;
–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;
–	a better understanding of how management plans and measures the Company’s underlying business; and
–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

M&A Transaction Expenses consist of direct costs of M&A, such as legal consultant fees. The Company does not have the M&A on a predictable cycle, so we excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Discontinued operation refers to FCI, our mobile communications product-line, the sale of which was announced on March 7, 2019 and is expected to close in the second quarter of 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency.

Impairment of goodwill and intangible assets evaluates the recoverability of goodwill and intangible assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2018 ($)	Dec. 31, 2018 ($)	Mar. 31, 2019 ($)
Net Sales	130,344	123,386	94,694

Cost of sales	67,790	61,288	47,075

Gross profit	62,554	62,098	47,619

Operating expenses
Research & development	25,832	30,675	27,970
Sales & marketing	6,965	7,435	6,962
General & administrative	4,163	5,397	4,357
Amortization of intangibles assets	741	741	255
Impairment loss of goodwill and intangible assets	—	4,070	—

Operating income	24,853	13,780	8,075
Non-operating income (expense)
Interest income, net	1,213	1,718	1,495
Foreign exchange gain (loss), net	1,076	(9)	494
Gain (loss) on equity-method investment	—	(169)	—
Others, net	58	38	17

Subtotal	2,347	1,578	2,006

Income before income tax	27,200	15,358	10,081
Income tax expense	4,139	260	1,810

Net income	23,061	15,098	8,271

Earnings per basic ADS	$0.64	$0.42	$0.23
Earnings per diluted ADS	$0.64	$0.42	$0.23

Margin Analysis:
Gross margin	48.0%	50.3%	50.3%
Operating margin	19.1%	11.2%	8.5%
Net margin	17.7%	12.2%	8.7%

Additional Data:
Weighted avg. ADS equivalents[2]	35,900	35,974	35,286
Diluted ADS equivalents	36,119	36,070	35,473

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2018 ($)	Dec. 31, 2018 ($)	Mar. 31, 2019 ($)
Revenue (GAAP)	130,344	123,386	94,694
Discontinued operation	(7,873)	(7,585)	(5,793)
Revenue (non-GAAP)	122,471	115,801	88,901

Gross profit (GAAP)	62,554	62,098	47,619
Gross margin (GAAP)	48.0%	50.3%	50.3%
Stock-based compensation expense (A)	48	226	95
Discontinued operation	(3,743)	(4,225)	(3,078)
Gross profit (non-GAAP)	58,859	58,099	44,636
Gross margin (non-GAAP)	48.1%	50.2%	50.2%

Operating expenses (GAAP)	37,701	48,318	39,544
Stock-based compensation expense (A)	(2,867)	(11,885)	(4,095)
Amortization of intangible assets	(741)	(741)	(255)
Impairment loss of goodwill and intangible assets	—	(4,070)	—
M&A Transaction Expenses	—	—	(226)
Litigation expense	(13)	(7)	2
Discontinued operation	(4,579)	(4,142)	(6,357)
Operating expenses (non-GAAP)	29,501	27,473	28,613

Operating profit (GAAP)	24,853	13,780	8,075
Operating margin (GAAP)	19.1%	11.2%	8.5%
Total adjustments to operating profit	4,505	16,846	7,948
Operating profit (non-GAAP)	29,358	30,626	16,023
Operating margin (non-GAAP)	24.0%	26.5%	18.0%

Non-operating income (expense) (GAAP)	2,347	1,578	2,006
Foreign exchange loss (gain), net	(1,076)	9	(494)
Loss (gain) on equity-method investment	—	169	—
Discontinued operation	(11)	(6)	(8)
Non-operating income (expense) (non-GAAP)	1,260	1,750	1,504

Net income (GAAP)	23,061	15,098	8,271
Total pre-tax impact of non-GAAP adjustments	3,418	17,018	7,446
Income tax impact of non-GAAP adjustments	(237)	(2,290)	(674)
Net income (non-GAAP)	26,242	29,826	15,043

Earnings per diluted ADS (GAAP)	$0.64	$0.42	$0.23
Earnings per diluted ADS (non-GAAP)	$0.73	$0.82	$0.42

	For the Three Months Ended
	Mar. 31, 2018 ($)	Dec. 31, 2018 ($)	Mar. 31, 2019 ($)
Shares used in computing earnings per diluted ADS (GAAP)	36,119	36,070	35,473
Non-GAAP Adjustments	49	284	85
Shares used in computing earnings per diluted ADS (non-GAAP)	36,168	36,354	35,558

(A) Excludes stock-based compensation as follows:
Cost of Sales	48	226	95
Research & development	1,753	8,239	2,696
Sales & marketing	599	1,350	555
General & administrative	515	2,296	844

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2018 ($)	Dec. 31, 2018 ($)	Mar. 31, 2019 ($)
Cash and cash equivalents	341,695	284,989	277,168
Short-term investments	4,387	3,609	3,833
Accounts receivable (net)	80,933	91,763	80,591
Inventories	93,370	81,518	77,814
Refundable deposits – current	19,414	19,157	18,675
Prepaid expenses and other current assets	8,999	17,454	39,039

Total current assets	548,798	498,490	497,120
Long-term investments	1,715	4,242	4,242
Property and equipment (net)	51,587	101,410	97,970
Goodwill and intangible assets (net)	65,653	59,352	58,935
Other assets	7,283	9,120	13,491

Total assets	675,036	672,614	671,758

Accounts payable	31,077	27,657	28,557
Loans	20,700	—	—
Income tax payable	11,775	4,163	2,219
Accrued expenses and other current liabilities	66,371	81,831	63,858

Total current liabilities	129,923	113,651	94,634
Other liabilities	23,785	26,686	32,313

Total liabilities	153,708	140,337	126,947
Shareholders’ equity	521,328	532,277	544,811

Total liabilities & shareholders’ equity	675,036	672,614	671,758

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2019 and full year 2019 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2019 and full year 2019. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018, and our Annual Report on 20-F for fiscal year 2018, which we expect to file no later than May 15, 2019. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com